BPZ ENERGY, INC.
580 Westlake Park Blvd., Suite 525
Houston, Texas 77079

September 26, 2006

VIA EDGAR
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549
Attention: Division of Corporation Finance

Re:
BPZ Energy, Inc.
Registration Statement on Form S-1 (File No. 333-137586), filed on September 26, 2006.

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933 (the "Securities Act"), BPZ Energy, Inc. (the "Company") hereby requests the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-137586), and all amendments thereto (the "Registration Statement"). The Company is withdrawing the Registration Statement in order to refile it as an amendment to its Form SB-2, as amended (File No. 333-126934).

        The Company believes that withdrawal of the Registration Statement is consistent with the public interests and the protection of investors as mandated by Rule 477(a). No offers or sales of the Company's common stock have been made pursuant to the Registration Statement.

        Should you have any questions regarding this matter, please contact Mark W. Coffin of Adams and Reese LLP at (713) 308-0109. Thank you for your time in this matter.

Sincerely,
/s/ Edward G. Caminos Name: Edward G. Caminos Title: Chief Financial Officer
cc:	Mr. H. Roger Schwall Mr. Kevin Stertzel United States Securities and Exchange Commission Mark W. Coffin, Esq. Adams and Reese LLP